JPMORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

October 29, 2024

Ms. Karen Rossotto

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Exchange-Traded Fund Trust (the “Trust”), on behalf of JPMorgan Active High Yield ETF — Post-Effective Amendment No. 454; File 333-191837; 811-22903

Dear Ms. Rossotto:

This letter is in response to the comments you provided telephonically on October 16, 2024, with respect to the filing related to the JPMorgan Active High Yield ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 that will take effect on or after November 10, 2024. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

1.

Comment: a. The Investment Objective indicates that the Fund seeks to outperform the benchmark. Please revise the “What are the Fund’s Main Investment Strategies?” section to note the Fund’s benchmark and to describe the strategies and techniques the Fund will use to achieve the objective. For example, if you intend to achieve the objective using securities selection, state so clearly.

b. Please revise the “What are the Fund’s Main Investment Strategies?” section to disclose any portfolio construction parameters that you will use to construct the Fund’s portfolio, along with the Fund’s average weighted maturity. It is unclear in the current disclosure, for example, how the adviser will consider issuer or sector exposures, position limits and debt outstanding when making decisions on the construction of the Fund’s portfolio.

Response: a. The disclosure will be revised to note the Fund’s benchmark and to tie the disclosure describing the adviser’s use of security selection to the Fund’s investment objective.

b. The Fund’s current disclosure states:

The Fund’s average weighted maturity ordinarily will range between three and ten years, although the Fund may shorten its weighted average maturity to as little as two years if deemed appropriate for temporary defensive purposes. The Fund may have a long or shorter average weighted maturity under certain market conditions.

We believe this disclosure adequately addresses the Fund’s average weighted maturity constraints. The Fund’s disclosure related to investment process will be revised to indicate that the security selection process is utilized to overweight and underweight its sector and issuer investments relative to the benchmark.

2.	Comment: Clarify in the Fund’s investment objective if the objective is income or capital gains.

Response: The Fund’s investment objective will be revised as the below:

The Fund seeks to achieve a return in excess to the benchmark by investing primarily in below investment grade corporate debt securities. A high level of current income is the Fund’s primary objective and capital appreciation is a secondary objective.

3.

Comment: Please confirm whether the Fund will invest in contingent convertible securities (“CoCos”). If the Fund will invest in CoCos, please include specific risk disclosure. If the Fund will invest in CoCos, state in the response letter the projected exposure.

Response: The Fund currently does not intend to use CoCos as part of its principal investment strategy.

4.

Comment: The Fund’s 80% test includes “other debt securities.” Please clarify in the disclosure what constitutes “other debt securities.” Also, please explain why the adviser believes that preferred stock has debt characteristics that would justify it being included in the 80% test.

Response: The Fund’s disclosure will be revised as indicated below:

Under normal circumstances, the Fund invests at least 80% of its Assets in bonds and other debt securities, such as convertible securities, that are rated below investment grade or unrated.

5.	Comment: Please specify each type of a security that is a principal investment of the Fund in the “What are the Fund’s Main Investment Strategies?” section.

Response: The security types that the Fund will use as principal investments are all listed in the “What are the Fund’s Main Investment Strategies” section.

6.	Comment: Please disclose in the “What are the Fund’s Main Investment Strategies?” section how the Fund defines securities rated below investment grade.

Response: The following disclosure to the “What are the Fund’s Main Investment Strategies?” section will be added:

The Fund may invest without limit in securities that are rated below investment grade (also known as junk bonds or high yield securities) by Moody’s Investor Service, Inc. (Moody’s), Standard & Poor’s Corporation (S&P), Fitch Rating (Fitch) or the equivalent by another national rating organization, or securities that are unrated but are deemed by the adviser to be of comparable quality.

7.	Comment: If derivatives are included in the Fund’s 80% test, please confirm that they have economic characteristics similar to High Yield securities.

Response: Derivatives currently are not included in the numerator for purposes of determining compliance with the Fund’s 80% policy.

8.	Comment: In “The Fund’s Main Investment Risks” section, High Yield Risk includes the following disclosure:

The Fund may invest in securities that are issued by companies that are highly leveraged, less creditworthy or financially distressed.

Please include that disclosure in the “What are the Fund’s Main Investment Strategies?” section.

Response: We will add the specified disclosure to the “What are the Fund’s Main Investment Strategies?” section.

9.

Comment: Please specify the types of ESG factors relevant to the strategy that the adviser will consider as part of its investment process for the Fund. In doing so, first, please disclose whether the Fund will focus on Environmental, Social or Governance factors and second, please disclose what the analysis will entail, including what data the Adviser will be using and where the data will be obtained.

Response: We respectfully acknowledge your comment; however, we believe the current level of disclosure in the prospectus is appropriate and proportionate to the role that ESG considerations play within the broader context of the Fund’s investment process. As noted in the Risk/Return disclosure, the consideration of ESG factors is only a part of the Investment process. While the Adviser seeks to assess the impact of environmental, social and governance factors on certain issuers in the universe in which the Fund invests, the disclosure highlights “These assessments may not be conclusive, and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund, while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.” We believe that including additional detail of individual ESG factors may suggest that consideration of ESG factors plays a disproportionate role in security selection.

The disclosure further provides that the “adviser’s assessment is based on an analysis of key opportunities and risks across industries to seek to identify financially material issues with respect to the Fund’s investments. . .” (emphasis added). We believe providing extended disclosure in the prospectus concerning the range and combinations of financially material ESG factors that the adviser may consider would create unnecessary length, complexity and technical detail in the Fund’s prospectus that would be disproportionate to the role of ESG integration in the Fund’s investment process.

Further, we note that the Fund includes information regarding ESG factors and types of factors in the section entitled “ESG Integration” in the SAI Part II. This section provides as follows:

. . . Environmental issues are defined as issues related to the quality and function of the natural environment and natural systems. Some examples include greenhouse gas emissions, climate change resilience, pollution (air, water, noise, and light), biodiversity/habitat protection and waste management. Social issues are defined as issues related to the rights, wellbeing and interests of people and communities. Some examples include workplace safety, cybersecurity and data privacy, human rights, local stakeholder relationships, and discrimination prevention. Governance issues are issues related to the way companies are managed and overseen. Some examples include independence of chair/board, fiduciary duty, board diversity, executive compensation and bribery and corruption. These examples of ESG issues are provided for illustrative purposes only and are not exhaustive. In addition, as ESG Integration focuses on financial materiality, not all ESG factors are relevant to a particular investment, asset class, or Fund. . . .

The section includes illustrative examples of potential environment, social, and governance factors that the Adviser may consider while noting that such factors may not be relevant in all instances. This disclosure provides additional information for shareholders who want more detail concerning ESG factors while still reflecting that the financially material ESG factors may include a range of issues.

10.

Comment: “The Fund’s Main Investment Risks” section includes Privately Placed Securities Risk. If privately placed securities are a principal investment strategy for the Fund, please indicate that in the “What are the Fund’s Main Investment Strategies?” section.

Response: Privately placed securities are a principal investment strategy for the Fund. We will add applicable disclosure to the “What are the Fund’s Main Investment Strategies?” section.

11.

Comment: In the Interest Rate Risk disclosure, “Loans” is capitalized, but is not defined elsewhere in the prospectus. Please revise. Additionally, if loans are a principal investment strategy of the Fund, please disclose accordingly and provide appropriate risk disclosure.

Response: The Fund will not be investing in loans. As such, the applicable disclosure will be revised.

12.	Comment: Consider additional risk disclosure associated with the Fund’s investment in rights and warrants.

Response: We believe that the Fund’s current risk disclosure regarding rights and warrants is appropriate given their role in the Fund’s investment strategies.

13.	Comment: Consider additional risk disclosure associated with the Fund’s ESG integration.

Response: The following disclosure will be added to the description of the Fund’s investment process in the statutory prospectus:

In particular, ESG Integration does not change the Fund’s investment objective, exclude specific types of industries or companies or limit the Fund’s investable universe. The Fund is not designed for investors who wish to screen out particular types of companies or investments or are looking for Funds that meet specific ESG goals.

Please note that we believe that the placement of this disclosure is appropriate given that ESG integration is part of the Fund’s investment process rather than a principal investment strategy or a principal risk of the Fund. We further note that the Fund’s SAI includes the following disclosure:

ESG Integration for a Fund is dependent upon the availability of sufficient ESG information on the Fund’s investment universe. . . .

ESG determinations may not be conclusive and securities of companies /issuers may be purchased and retained, without limit, by the adviser regardless of potential ESG impact. The impact of ESG Integration on a Fund’s performance is not specifically measurable as investment decisions are discretionary regardless of ESG considerations.

14.

Comment: In the Fund’s Item 9 disclosure under “Average Weighted Maturity,” mortgage and asset-backed securities are mentioned. If these types of securities are principal investment strategies of the Fund, please disclose in the “What are the Fund’s Main Investment Strategies?” section.

Response: Mortgage and asset-backed securities are not principal investment strategies of the Fund. The disclosure will be revised accordingly.

15.	Comment: The High Yield Securities Risk disclosure in the “More About the Fund – Investment Risks” section includes the following:

As part of its high yield strategy, the Fund may invest in debt securities of smaller, newer companies.

Will the Fund invest in early stage companies, such as pre-IPO stage companies? If so, describe the extent of the Fund’s investments in these types of companies in your response and clarify disclosure as needed.

Response: The Fund will not invest in early stage companies, including pre-IPO stage companies, as a principal investment strategy. We believe the current disclosure is appropriate.

16.	Comment: Please clarify in the disclosure whether investments in other investment companies or ETFs are principal or additional investment strategies. If not, only include in the Fund’s SAI.

Response: Disclosure noting the Fund’s additional investment strategies, which include investments in other investment companies or ETFs, will be added to the Fund’s prospectus.

17.

Comment: ETF and/or Other Investment Company Risk includes disclosure stating that the Fund may invest in pooled investment vehicles that are not registered investment companies or commodity pools. Please confirm what these pools may be and that no more than 15% of the Fund will be invested in such vehicles.

Response: The Fund will not invest in unregistered pooled investment vehicles. This disclosure will be deleted.

18.	Comment: The disclosure in “The Fund’s Management and Administration” section states:

A discussion of the basis the Board of Trustees of the Trust used in approving the management agreement for the Fund will be in the financial statements and other information field with the SEC on Form N-CSR (“Financial Statements and Other Information”) for the Fund, which will be available online at www.jpmorganfunds.com.

Please specify the period or date of such report.

Response: The Fund is not operational as of the date of the filing and so the period cannot be determined as of the effective date. The disclosure is drafted to provide consistency across new Funds to alert shareholders that disclosure will be included in the first shareholder report provided for a Fund and to prevent inadvertent errors if a Fund’s launch date is delayed after the registration statement becomes effective.

19.	Comment: In “The Portfolio Managers” section, please break out each portfolio manager’s biography into its own paragraph.

Response: The requested change will be made.

20.	Comment: Please confirm that the Fund will look through an investment in an underlying investment company for purposes of calculating the Fund’s industry concentration levels.

Response: The Trust believes that the Fund’s current policy on concentration, as disclosed in the SAI, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of each Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-8230.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary